EXHIBIT 99.1

VIZSLA SILVER PROVIDES SECURITY AND OPERATIONS UPDATE

NYSE: VZLA   TSX: VZLA

VANCOUVER, BC, Feb. 12, 2026 /CNW/ - Vizsla Silver Corp. (TSX: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla Silver" or the "Company") today provided a further update on the situation in Concordia and the steps it is taking to support the affected families and its colleagues. The Company also reaffirmed its adherence to best practices in safety and governance as it acts in the long-term interests of Vizsla Silver and its stakeholders.

"This is an incredibly painful time for the families of our colleagues, for our team and for the community of Concordia," said Michael Konnert, President & CEO. "We stand with the families and are doing what we can to support them, while also looking after our colleagues during this difficult period."

The Company regrettably confirms that five colleagues remain unaccounted for. It recognizes the uncertainty and difficulty this continues to create for their families, for its employees and for the broader community. Vizsla Silver remains focused on supporting affected families and staying closely engaged with the relevant authorities as efforts continue. Vizsla Silver is in direct contact with affected families and is providing practical and financial assistance, as well as access to appropriate support services. Company representatives will continue working closely with families to meet their evolving needs. In addition, Vizsla Silver is supporting its Mexico and Canada-based teams with access to grief counselling and flexible work arrangements.

The safety and security of Vizsla Silver's employees and contractors remains a top priority. Since inception Vizsla Silver has made significant investments in security and risk management, with active leadership oversight including regular site visits. While specific security measures require a degree of confidentiality, the Company wishes to advise that it works with experienced, internationally recognized security advisors and continuously assesses conditions across its operating areas. Decisions are informed by ongoing monitoring and intelligence, and the Company acts with the highest degree of caution based on the information available at the time.

In addition to cooperating fully with Mexican authorities as their investigation and search continues, the Company is thoroughly reviewing the circumstances surrounding recent tragic events. Given the seriousness of the situation, the Company will comment only on confirmed information as it becomes available and will not engage with unfounded rumors or speculation. Vizsla Silver operates in compliance with applicable Mexican and Canadian laws. A zero-tolerance approach is maintained toward bribery, corruption, extortion, and any form of unlawful or unethical conduct.

The Company advises that work on the Panuco project continues while site operations remain suspended. Much of the near-term advancement of the Panuco project is engineering-based and can be conducted remotely, and that work is progressing as Vizsla Silver advances toward its key milestones. The Company remains committed to responsibly developing the Panuco district over the long term and maintaining its investment in the community of Concordia.

Mr. Konnert added, "We are taking the steps necessary to navigate this period responsibly. We will continue to support the affected families and our team, remain fully engaged with the relevant authorities, and ensure safety continues to guide all decisions. At the same time, we remain committed to safeguarding the long-term value and strength of Vizsla Silver to benefit all stakeholders and the community of Concordia."

Website: www.vizslasilvercorp.com

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" (together, "forward-looking statements") within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to future events or performance and reflect management's expectations or beliefs regarding future events, plans and objectives.

Forward-looking statements in this news release include, but are not limited to, statements regarding: the Company's ongoing cooperation with Mexican authorities and engagement with affected families; the continuation, scope and effectiveness of support measures provided to employees, contractors and families; the Company's review of the circumstances surrounding recent events; the assessment and implementation of security, risk management and safety measures; the timing and conditions under which site activities may resume; the ability to advance engineering, planning and other project work while site operations remain suspended; and the Company's commitment to the long-term responsible development of the Panuco Project and continued investment in the Concordia community.

Forward-looking statements are based on assumptions that management considers reasonable as of the date of this release, including, without limitation: that the Company will be able to continue cooperating with relevant authorities; that security conditions will stabilize over time; that support services and mitigation measures will remain available and effective; that engineering and planning activities can continue remotely as anticipated; and that legal, regulatory and social conditions will allow for the eventual resumption of site activities.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results or outcomes to differ materially from those expressed or implied by such statements. These risks include, but are not limited to: evolving security conditions in the region; the duration and outcome of investigations by authorities; potential delays or restrictions on site access or operations; risks to employee and contractor safety; reputational risks; community relations risks; regulatory or governmental actions; and other risks and uncertainties described in the Company's continuous disclosure filings available under its profile on SEDAR+ at www.sedarplus.ca.

The purpose of the forward-looking statements is to provide information about management's current expectations and plans and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this release. Except as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements contained herein.

View original content to download multimedia:https://www.prnewswire.com/news-releases/vizsla-silver-provides-security-and-operations-update-302685980.html

SOURCE Vizsla Silver Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/February2026/12/c5253.html

%CIK: 0001796073

For further information: Contact Information: For more information, please contact: Corporate Communications, Tel: (604) 364-2215, Email: info@vizslasilver.ca

CO: Vizsla Silver Corp.

CNW 08:30e 12-FEB-26